UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-38402

CUSIP NUMBER: 609011200

(Check One):

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended May 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant	Monaker Group, Inc.
Former Name if Applicable

Address of Principal Executive
Offices (Street and Number)	2893 Executive Park Drive, Suite 201

City, State and Zip Code	Weston, Florida 33331

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant has experienced delays in completing its Quarterly Report on Form 10-Q for the quarter ended May 31, 2019 within the prescribed time period, due to delays experienced in completing the Company’s financial statements for the quarter ended May 31, 2019. The delay is mainly in connection with the recent change in the registrant’s auditors to Thayer O’Neal Company LLC, which caused the registrant to take advantage of the extended filing deadline for its Annual Report on Form 10-K, and subsequently delayed the registrant’s start of the preparation of its financial statements for inclusion in its Quarterly Report on Form 10-Q (i.e., its first quarter quarterly report).

We anticipate that we will file our complete Quarterly Report on Form 10-Q for the quarter ended May 31, 2019 on or before the fifth day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Omar Jimenez	(954)	888-9779
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MONAKER GROUP, INC.

(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 12, 2019	By:	/s/ Omar Jimenez
Omar Jimenez, COO & CFO